AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JUNE 14, 2017

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

ISSUER TENDER OFFER STATEMENT

(PURSUANT TO SECTION 13(e)(1) OF THE

SECURITIES EXCHANGE ACT OF 1934)

FIRST TRUST HIGH INCOME LONG/SHORT FUND

(Name of Subject Company (Issuer))

FIRST TRUST HIGH INCOME LONG/SHORT FUND

(Name of Filing Person (Issuer))

COMMON SHARES OF BENEFICIAL INTEREST, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

33738E109

(CUSIP Number of Class of Securities)

W. Scott Jardine

Secretary

First Trust High Income Long/Short Fund

(Name of Subject Company (Issuer))

120 E. Liberty Drive, Suite 400, Wheaton, IL 60187

(800) 621-1675

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of Filing Person(s))

With a Copy to:

Eric F. Fess

Chapman and Cutler LLP

111 West Monroe Street

Chicago, Illinois 60603

Telephone: (312) 845-3000

CALCULATION OF FILING FEE

TRANSACTION VALUATION	AMOUNT OF FILING FEE
$95,918,974.80 (a)	$11,117.01 (b)
(a)	The transaction value was calculated by multiplying 5,284,792 Common Shares of First Trust High Income Long/Short Fund by $18.15, the Net Asset Value per share as of the close of regular trading session of the New York Stock Exchange on June 7, 2017.
(b)	Calculated at $115.90 per $1,000,000 of the Transaction Valuation.

☐  Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:

Form or Registration No.:

Filing Party:

Date Filed:

☐  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐  third-party tender offer subject to Rule 14d-1.

☑  issuer tender offer subject to Rule 13e-4.

☐  going-private transaction subject to Rule 13e-3.

☐  amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

If applicable, check the appropriate box(es) to designate the appropriate provision(s) being relied upon:

☐  Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

☐  Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

EXPLANATORY NOTE

Copies of the Offer to Purchase, dated June 14, 2017, and the Letter of Transmittal, among other documents, have been filed by First Trust High Income Long/Short Fund (the “Fund”) as Exhibits to this Schedule TO, Tender Offer Statement (the “Schedule”), pursuant to Section 13(e)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Unless otherwise indicated, all material incorporated herein by reference in response to items or sub-items of this Schedule is incorporated by reference from the corresponding caption in the Offer to Purchase, including the information provided under those captions.

ITEM 1. SUMMARY TERM SHEET.

Reference is hereby made to the Summary Term Sheet of the Offer to Purchase, which is attached as Exhibit (a)(1)(i) and is incorporated herein by reference.

ITEM 2. SUBJECT COMPANY INFORMATION.

(a) The name of the issuer is First Trust High Income Long/Short Fund (previously defined as the “Fund”), a diversified, closed-end management investment company organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 120 East Liberty Drive, Suite 400, Wheaton, Illinois 60187. The telephone number is 1(800) 621-1675.

(b) The title of the subject class of equity securities described in the offer is common shares of beneficial interest, par value $0.01 per share (the “Shares”). As of June 7, 2017, there were 35,231,949 Shares issued and outstanding.

(c) The principal market in which the Shares are traded is the New York Stock Exchange (“NYSE”). The Fund began trading on the NYSE on September 27, 2010. For information on the high, low and closing (as of the close of ordinary trading on the NYSE on the last day of each of the Fund’s fiscal quarters) market prices of the Shares in such principal market for each fiscal quarter for the last two fiscal years and the first quarter of the current fiscal year of the fund, see Section 8, “Price Range of Shares” of the Offer to Purchase, which is incorporated herein by reference.

ITEM 3. IDENTITY AND BACKGROUND OF FILING PERSON.

(a) The Fund is a diversified, closed-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”), and organized as a Massachusetts business trust. The principal executive offices of the Fund are located at 120 E. Liberty Drive, Suite 400, Wheaton, IL 60187. The telephone number is 1-800 621-1675. The filing person is the subject company. The members of the Board of Trustees of the Fund are: James A. Bowen, Richard E. Erickson, Thomas R. Kadlec, Robert F. Keith and Niel B. Nielson. Each member of the Board of Trustees, other than James A. Bowen, is not an “interested person” as that term is defined in the 1940 Act (the “Independent Trustees” and, together with Mr. Bowen, the “Trustees”).

The executive officers of the Fund are James M. Dykas, President and Chief Executive Officer, Donald P. Swade, Treasurer, Chief Financial Officer and Chief Accounting Officer, W. Scott Jardine, Secretary and Chief Legal Officer, Daniel J. Lindquist, Vice President, and Kristi A. Maher, Chief Compliance Officer and Assistant Secretary.

Correspondence to the Trustees and executive officers of the Fund should be mailed to First Trust High Income Long/Short Fund, 120 E. Liberty Drive, Suite 400, Wheaton, IL 60187, Attn: Secretary.

ITEM 4. TERMS OF THE TRANSACTION.

(a) The Fund’s Board of Trustees has determined to commence an offer to purchase up to 15% of the Fund’s issued and outstanding Shares. The offer is for cash at a price equal to 98% of the Fund’s net asset value per share (“NAV”) as of the close of the regular trading session of the NYSE on July 14, 2017, or if the Offer period is extended, as of the close of the regular trading session of the NYSE on the next trading day after the day to which the Offer is extended (in each case, the “Valuation Date”), upon the terms and subject to the conditions set forth in the enclosed Offer to Purchase and the related Letter of Transmittal (which together constitute the “Offer”).

A copy of the Offer to Purchase and the Letter of Transmittal is attached hereto as Exhibit (a)(1)(i) and Exhibit (a)(1)(ii), respectively, each of which is incorporated herein by reference. For more information on the type and amount of consideration offered to shareholders, the scheduled expiration date, extending the Offer and the Fund’s intentions in the event of oversubscription, see Section 1, “Price; Number of Shares” and Section 15, “Extension of Tender Period; Termination; Amendments” of the Offer to Purchase. For information on the dates relating to the withdrawal of tendered Shares, the procedures for tendering Shares and withdrawing Shares tendered, and the manner in which Shares will be accepted for payment, see Section 2, “Procedures for Tendering Shares,” Section 3, “Withdrawal Rights,” and Section 4, “Payment for Shares” in the Offer to Purchase. For information on the federal income tax consequences of the Offer, see Section 2, “Procedures for Tendering Shares,” Section 10, “Certain Effects of the Offer,” and Section 14, “Certain Federal Income Tax Consequences,” in the Offer to Purchase.

(b) To the Fund’s knowledge, neither its Trustees, officers nor investment adviser intend to tender any Shares pursuant to the Offer. Therefore, the Fund does not intend to purchase Shares from any officer, Trustee or investment adviser of the Fund pursuant to the Offer.

ITEM 5. PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(e) Reference is hereby made to Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares,” and Section 16, “Fees and Expenses” of the Offer to Purchase, which is incorporated herein by reference. Except as set forth therein, the Fund does not know of any agreement, arrangement or understanding, whether or not legally enforceable, between the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund) and any other person with respect to any securities of the Fund. The foregoing includes, but is not limited to: the transfer or the voting of securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, or the giving or withholding of proxies, consents or authorizations.

ITEM 6. PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a)-(c) Reference is hereby made to Section 1, “Price; Number of Shares,” Section 6, “Purpose of the Offer,” Section 7, “Plans or Proposals of the Fund,” Section 10, “Certain Effects of the Offer,” and Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference. Except as noted herein and therein, the events listed in Item 1006(c) of Regulation M-A are not applicable to the Fund (including any of the Fund’s executive officers or Trustees, any person controlling the Fund or any officer or director of any corporation or other person ultimately in control of the Fund).

ITEM 7. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a)-(b) Reference is hereby made to Section 11, “Source and Amount of Funds” of the Offer to Purchase, which is incorporated herein by reference.

(d) Not applicable.

The information requested by Item 1007(a), (b) and (d) of Regulation M-A is not applicable to the Fund’s executive officers and Trustees, any person controlling the Fund or any executive officer or director of a corporation or other person ultimately in control of the Fund.

ITEM 8. INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a)-(b) Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference. There have not been any transactions in the Shares of the Fund that were effected during the past 60 days by the Fund. In addition, based upon the Fund’s records and upon information provided to the Fund by its Trustees, executive officers and affiliates (as such term is used in Rule 12b-2 under the Exchange Act), to the best of the Fund’s knowledge, there have not been any transactions involving the Shares of the Fund that were effected during the past 60 days by any executive officer or Trustee of the Fund, any person controlling the Fund, any executive officer or director of any corporation or other person ultimately in control of the Fund or by any associate or subsidiary of any of the foregoing, including any executive officer or director of any such subsidiary.

ITEM 9. PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) No persons have been employed, retained or are to be compensated by or on behalf of the Fund to make solicitations or recommendations in connection with the Offer.

ITEM 10. FINANCIAL STATEMENTS.

Not applicable.

ITEM 11. ADDITIONAL INFORMATION.

(a)(1)	Reference is hereby made to Section 9, “Interest of Trustees and Executive Officers; Transactions and Arrangements Concerning the Shares” of the Offer to Purchase, which is incorporated herein by reference.
(a)(2)-(5)	Not applicable.
(c)	Reference is hereby made to the Offer to Purchase, which is incorporated herein by reference.

ITEM 12. EXHIBITS.

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated January 20, 2017.[1]
(a)(5)(ii)	Press Release dated June 14, 2017.
(b)	Not applicable.
(d)	Form of Transfer Agency and Service Agreement with BNY Mellon Investment Servicing (U.S.) Inc. [2]
(d)(1)	Form of Custody Agreement with The Bank of New York Mellon. [2]
(d)(2)	Form of Investment Management Agreement with First Trust Advisors, L.P. [2]
(d)(3)	Form of Sub-Advisory Agreement with First Trust Advisors L.P. and MacKay Shields LLC. [2]
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

[1]	Previously filed on Schedule TO via EDGAR on January 20, 2017 and incorporated herein by reference.
[2]	Previously filed in Pre-Effective Amendment No. 2 on to Registrant’s Registration Statement on Form N-2 (File No. 333-168186) on September 27, 2010 and incorporated herein by reference.

ITEM 13. INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

FIRST TRUST HIGH INCOME LONG/SHORT FUND

__/s/ James M. Dykas_______________

James M. Dykas

President and Chief Executive Officer

June 14, 2017

EXHIBIT INDEX

EXHIBIT DESCRIPTION

(a)(1)(i)	Letter to Shareholders from the Chairman of the Board of Trustees of the Fund and Offer to Purchase.
(a)(1)(ii)	Letter of Transmittal.
(a)(1)(iii)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees.
(a)(1)(iv)	Letter to Clients and Client Instruction Form.
(a)(1)(v)	Notice of Guaranteed Delivery.
(a)(1)(vi)	Notice of Withdrawal.
(a)(2)	Not applicable.
(a)(3)	Not applicable.
(a)(4)	Not applicable.
(a)(5)(i)	Press Release dated January 20, 2017.[1]
(a)(5)(ii)	Press Release dated June 14, 2017.
(b)	Not applicable.
(d)	Form of Transfer Agency and Service Agreement with BNY Mellon Investment Servicing (U.S.) Inc. [2]
(d)(1)	Form of Custody Agreement with The Bank of New York Mellon. [2]
(d)(2)	Form of Investment Management Agreement with First Trust Advisors, L.P. [2]
(d)(3)	Form of Sub-Advisory Agreement with First Trust Advisors L.P. and MacKay Shields LLC. [2]
(e)	Not applicable.
(g)	Not applicable.
(h)	Not applicable.

[1]	Previously filed on Schedule TO via EDGAR on January 20, 2017 and incorporated herein by reference.
[2]	Previously filed in Pre-Effective Amendment No. 2 on to Registrant’s Registration Statement on Form N-2 (File No. 333-168186) on September 27, 2010 and incorporated herein by reference.